UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                         For the month of            October , 2004
                                          -------------------------------------

                                 Frontline Ltd.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

       Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
 -------------------------------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                       Form 20-F [X]    Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes     No [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

This report contains an update to the earnings release of Frontline Ltd for the quarter ended June 30, 2004 along with a Management's Discussion and Analysis of Financial Condition and Results of Operations for the quarter and six months ended June 30, 2004.

The June 30, 2004 balance sheet presented in this report has been restated from the June 30, 2004 balance sheet presented in our earnings release for the six months ended June 30, 2004 as submitted to the U.S. SEC on Form 6-K on August 23, 2004, to decrease minority interest by $20.9 million and to increase total stockholders' equity by $20.9 million.

                                   Frontline Ltd

                       Index to Interim Financial Information

Report of Independent Registered Public Accounting Firm                    4

Unaudited Condensed Statements of Operations for the three and             5
six month periods ended June 30, 2004 and 2003

Unaudited Condensed Balance Sheet as of June 30, 2004 and                  6
Audited Condensed Balance Sheet as of December 31, 2003

Unaudited Condensed Statements of Cash Flows for the three and             7
six month periods ended June 30, 2004 and 2003

Unaudited Statements of Changes in Stockholder's Equity for the            8
six months ended June 30, 2004 and 2003

Notes to Interim Financial Statements                                      9

Selected Financial Data                                                   14

Management's Discussion and Analysis of Financial Condition and           16
Results of Operations for the six months ended June 30, 2004

Signatures                                                                20

             Report of Independent Registered Public Accounting Firm

To the Board of Directors of Frontline Ltd:

We have reviewed the accompanying condensed balance sheet of Frontline Ltd (the Company) as of June 30, 2004, and the related statements of operations for the three and six months ended June 30, 2004, of stockholders' equity for the six months ended June 30, 2004 and the statement of cash flows for the three and six months ended June 30, 2004. This interim financial information is the responsibility of the Company's management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying interim financial information for it to be in conformity with accounting principles generally accepted in the United States of America.

We previously audited in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet as of December 31, 2003, and the related consolidated statement of operations, of cash flows and of changes in stockholders' equity for the year then ended (not presented herein), and in our report dated June 24, 2004 we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of June 30, 2004, is fairly stated in all material respects in relation to the consolidated balance sheet from which it has been derived.


PricewaterhouseCoopers AS
Oslo, Norway
October 6, 2004

FRONTLINE LTD.
Unaudited Condensed Statements of Operations

(in thousands of $, except per share data)

                                                                Three months ended June 30,     Six months ended June 30,
                                                                         2004            2003           2004            2003
Total operating revenues                                              357,004         330,201        806,581         677,410
Gain (loss) from sale of assets                                          (469)         (4,271)          (225)         (3,778)

Operating expenses
Voyage expenses and commission                                         82,865          97,505        164,625         177,175
Ship operating expenses                                                29,904          28,918         60,617          55,758
Charterhire expenses                                                    9,371          19,303         21,255          42,850
Administrative expenses                                                 5,236           2,458         11,352           5,721
Depreciation                                                           45,628          35,582         90,811          70,941
----------------------------------------------------------------------------------------------------------------------------
Total operating expenses                                              173,004         183,766        348,660         352,445
Net operating income                                                  183,531        142,164         457,696         321,187
Other income/(expenses)
Interest income                                                         8,297           3,273         16,258           5,981
Interest expense                                                      (51,055)        (17,082)      (104,869)        (35,553)
Share of results from associated companies                              1,483          13,287          4,346          30,452
Foreign currency exchange gain (loss)                                   6,159            (878)         2,055             127
Other financial items, net                                             25,267          14,302         12,628          12,549
----------------------------------------------------------------------------------------------------------------------------
Net other income/(expenses)                                            (9,849)         12,902        (69,582)         13,556
----------------------------------------------------------------------------------------------------------------------------
Net income before income taxes and minority
interests                                                             173,682         155,066        388,114         334,743
Minority interests                                                      4,381               -          4,381               -
Income taxes                                                              113              (1)           113              (3)
-----------------------------------------------------------------------------------------------------------------------------
Net income                                                            169,188         155,067        383,620         334,746
=============================================================================================================================

Basic earnings per share                                                $2.29          $2.04           $5.20          $4.39
Diluted earnings per share                                              $2.29          $2.04           $5.20          $4.38

See accompanying Notes that are an integral part of the Interim Financial Statements


Frontline Ltd.
Condensed Balance Sheets

(in thousands of $)
                                                                      2004              2003
                                                                   June 30            Dec 31
                                                                (unaudited)         (audited)

ASSETS
Short term
Cash and cash equivalents                                             112,859         121,726
Restricted cash                                                       594,478         894,350
Other current assets                                                  208,437         181,928

Long term
Newbuildings and vessel purchase options                                8,370           8,370
Vessels and equipment, net                                          2,286,717       2,165,239
Vessels under capital lease, net                                      742,035         765,126
Investment in finance leases                                          114,237         120,894
Investment in associated companies                                     12,971         173,329
Deferred charges and other long-term assets                            45,816          32,573
---------------------------------------------------------------------------------------------
Total assets                                                        4,125,920       4,463,535
=============================================================================================


LIABILITIES AND STOCKHOLDERS' EQUITY

Short term
Short term interest bearing debt                                      184,605         191,131
Current portion of obligations under capital leases                    20,787          20,138
Other current liabilities                                             139,431         110,043

Long term
Long term interest bearing debt                                     2,047,057       2,091,286
Obligations under capital leases                                      743,536         753,823
Other long term liabilities                                            41,879          41,697
Minority interests                                                    141,105               -
Stockholders' equity                                                  807,520       1,255,417
---------------------------------------------------------------------------------------------
Total liabilities and stockholders' equity                          4,125,920       4,463,535
=============================================================================================


See accompanying Notes that are an integral part of the Interim Financial Statements

Frontline Ltd.
Unaudited Condensed Statements of Cash Flows

(in thousands of $)
                                                                Three months ended June 30,     Six months ended June 30,
                                                                         2004            2003           2004            2003
OPERATING ACTIVITIES
Net income (loss)                                                     169,188         155,067        383,620         334,746
Adjustments to reconcile net income to net cash provided by
operating activities
Depreciation and amortisation                                          47,241          35,509         97,605          72,146
Unrealised foreign currency exchange (gain) loss                       (6,081)            188          2,327          (1,070)
Gain or loss on sale of assets                                            469           4,271            225           3,778
Results from associated companies                                      (1,483)        (13,287)        (4,346)        (30,452)
Adjustment of financial derivatives to market value                   (28,998)        (16,250)       (16,156)        (22,410)
Other                                                                   4,780          (3,983)         2,800          (4,963)
Change in operating assets and liabilities                              4,322         145,659         26,292          92,322
------------------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                             189,438         307,174        439,784         444,097

INVESTING ACTIVITIES
Maturity (placement) of restricted cash                               (22,619)          5,671        299,872           4,697
Additions to newbuildings, vessels and equipment                            -        (157,899)             -        (172,213)
Dividends from (advances to) associated companies, net                  1,400             226        (30,743)            495
Acquisition of subsidiaries and businesses, net of cash                (4,145)              -         (4,145)              -
Receipts from investment in finance lease and loans                     8,109               -          8,109               -
receivables
Purchases of other assets                                                (417)              -           (417)              -
Proceeds from sale of assets                                              682         111,942         11,864         115,885
-----------------------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) investing activities                   (16,990)        (40,060)       284,359         (51,136)
-----------------------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
Proceeds from long-term debt, net of fees paid                         88,776          52,149      1,552,894          51,073
Repayments of long-term debt                                          (99,026)       (116,038)    (1,616,956)       (178,141)
Repayment of capital leases                                            (4,842)         (1,853)        (9,638)         (5,009)
Dividends paid                                                       (329,630)        (76,037)      (661,618)        (87,508)
Issuances and repurchases of own shares, net                             (192)        (24,045)         1,128         (23,993)
-----------------------------------------------------------------------------------------------------------------------------
Net cash used in financing activities                                (344,914)       (165,824)      (733,190)       (243,578)
-----------------------------------------------------------------------------------------------------------------------------
Net increase in cash and cash equivalents                            (172,466)        101,290         (8,867)        149,383
Cash and cash equivalents at start of period                          285,325         138,850        121,726          90,757
Cash and cash equivalents at end of period                            112,859         240,140        112,859         240,140
=============================================================================================================================

See accompanying Notes that are an integral part of the Interim Financial Statements

Frontline Ltd.
Unaudited Statements of Changes in Stockholders' Equity

 (in thousands of $, except number of shares)
                                                                     Six months ended June 30,
                                                                            2004             2003

NUMBER OF SHARES OUTSTANDING
Balance at beginning of year                                          73,647,930       76,466,566
Shares issued                                                            297,436           76,500
Shares bought back                                                      (20,197)      (3,070,000)
-------------------------------------------------------------------------------------------------
Balance at end of period                                              73,925,169       73,473,066
-------------------------------------------------------------------------------------------------

SHARE CAPITAL
Balance at beginning of year                                             184,120          191,166
Shares issued                                                                743              192
Shares bought back and cancelled                                            (50)          (7,675)
-------------------------------------------------------------------------------------------------
Balance at end of period                                                 184,813          183,683
-------------------------------------------------------------------------------------------------

ADDITIONAL PAID IN CAPITAL
Balance at beginning of year                                             513,859          552,241
Shares issued                                                              8,601               94
Shares bought back                                                         (581)         (42,156)
-------------------------------------------------------------------------------------------------
Balance at end of period                                                 521,879          510,179
-------------------------------------------------------------------------------------------------

ACCUMULATED OTHER COMPREHENSIVE LOSS
Balance at beginning of year                                             (6,953)          (9,498)
Other comprehensive income                                                 2,732            1,001
-------------------------------------------------------------------------------------------------
Balance at end of period                                                 (4,221)          (8,497)
-------------------------------------------------------------------------------------------------

RETAINED EARNINGS
Balance at beginning of year                                             564,391          493,065
Net income                                                               383,620          334,746
Cash dividends declared                                                 (701,618)        (160,977)
Stock dividends                                                         (141,344)                -
-------------------------------------------------------------------------------------------------
Balance at end of period                                                 105,049          666,834
-------------------------------------------------------------------------------------------------
Total Stockholders' Equity                                               807,520        1,352,199
-------------------------------------------------------------------------------------------------

COMPREHENSIVE INCOME (LOSS)
Net income                                                               383,620          334,746
Unrealised gains from marketable securities and cash flow
hedging instruments                                                        2,514            1,024
Foreign currency translation and other                                       218             (23)
-------------------------------------------------------------------------------------------------
Other comprehensive income                                                 2,732            1,001
-------------------------------------------------------------------------------------------------
Comprehensive income                                                     386,352          335,748
-------------------------------------------------------------------------------------------------

See accompanying Notes that are an integral part of the Interim Financial Statements

Frontline Ltd.
Notes to the Interim Financial Statements

1.   Basis of Presentation

     The accompanying interim financial statements of Frontline Ltd ("Frontline" or the "Company") have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information. Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. The principal accounting policies used in the preparation of these financial statements are set out below.

     These interim financial statements should be read in conjunction with the audited financial statements and accompanying notes included in the Company's Annual Report on Form 20-F for the year ended December 31, 2003.

     The interim financial statements include the assets and liabilities of the Company and its subsidiaries and certain variable interest entities in which the Company is deemed to be subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. All intercompany balances and transactions have been eliminated on consolidation.

     The Company uses the equity method to account for investments in companies it exercises significant influence over but does not consolidate. The Company records its investments in equity-method investees on the consolidated balance sheets as "Investments in associated companies" and its share of the investees' earnings or losses in the consolidated statements of operations as "Share in results from associated companies". The excess, if any, of purchase price over book value of the Company's investments in equity method investees is included in the accompanying consolidated balance sheets in "Investment in associated companies".

     Preparation of financial statements in accordance with generally accepted accounting principles requires that management make estimates and assumptions affecting the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Certain comparative figures have been reclassified to conform with the presentation adopted in the current period. Effective December 31, 2003 we have reclassified voyage expenses and commission and depreciation and amortisation as components of total operating expenses. We no longer present "net operating revenues", "net operating income before depreciation and amortization" and "net operating income after depreciation and amortization"

2.   Accounting Changes

     Our adoption of FASB Interpretation 46, Consolidation of Variable Interest Entities, required us to consolidate effective December 31, 2003 Golden Fountain Corporation, which owns a VLCC, and Independent Tankers Corporation (ITC), which owns six VLCCs and four Suezmax tankers. We previously accounted for our interest in Golden Fountain Corporation using the equity method and accounted for our interest in ITC as a purchase option. Full disclosure of the accounting impact of our adoption of FIN 46 is included in our annual report on Form 20-F for the year ended December 31, 2003.

3.   Fleet Changes

     During the quarter ended March 31, 2004 we exchanged interests in six joint ventures, each owning a VLCC, with our joint venture partner. As a result of these transactions we increased our interests in three VLCCs from 50.1% to 100% and disposed of our 50.1% interests in three VLCCs. (See Note 4.)

     On May 27, 2004 we exercised our option to acquire all of the shares of ITC for $4.1 million. ITC owns a fleet of six VLCCs and four Suezmax tankers. As explained in Note 2 above, we have consolidated ITC with effect from December 31, 2003. Additionally on July 12, 2004 we announced the acquisition of two newbuilding VLCCs for delivery in 2006. On July 13, 2004 we announced the acquisition of three 1989-1990 built Suezmax tankers for delivery in September, 2004.

4.   Earnings per share (EPS)

     The computation of basic EPS is based on the weighted average number of shares outstanding during the period. The computation of diluted EPS assumes the foregoing and the exercise of stock options and warrants using the treasury stock method.

     The components of the denominator for the calculation of basic EPS and diluted EPS are as follows:

                                               Three months ended    Six months ended
                                                    June 30,             June 30,
   (in thousands )                                  2004      2003        2004      2003

   Basic earnings per share:
   Weighted average number of ordinary            73,759    76,108     73,759    76,288
   shares outstanding
   =====================================================================================

   Diluted earnings per share:
   Weighted average number of ordinary            73,759    76,108     73,759    76,288
   shares outstanding
   Stock options                                       -        75          -        75
   -------------------------------------------------------------------------------------
                                                  73,759    76,183     73,759    76,363
   =====================================================================================


     In the three and six months ended June 30, 2004 and three and six month ended June 30, 2003 nil, nil, 170,800 and 170,800 options respectively were anti-dilutive and have been excluded from the calculation of the denominator for diluted earnings per share.

5.   Investment in Associated Companies

     At  June  30,  2004,  the  Company  has  the  following   participation  in
investments that are recorded using the equity method:

                                                               Percentage
     Front Tobago Inc                                            40.00%


     Summarised balance sheet information of the Company's equity method investees is as follows:

     (in thousands of $)                     June 30,         December 31,
                                                 2004                 2003
     Current assets                             7,917               38,057
     Non current assets                        29,223              417,653
     Current Liabilities                        6,554              115,323
     Non current liabilities                        -              205,087

     Summarised statement of operations information of the Company's equity method investees is as follows:

                                      Three months            Six months
                                      ended June 30,          ended June 30,
                                     2004         2003       2004         2003
     Total operating revenues       8,130        52,059     14,649      110,142
     Net operating income           6,013        35,967     11,369       77,538
     Net income (loss)              5,237        27,595     10,478       61,920

     In the six months ended June 30, 2003, the Company recorded an impairment charge of $5.2 million related to the other-than-temporary decline in value of its investments in Golden Lagoon Corporation and Ichiban Transport Corporation. This impairment charge was triggered by signing agreements on June 25, 2003 to restructure the Company's investments in certain associated companies. These agreements provided for the sale of the Company's investments in Golden Lagoon Corporation and Ichiban Transport Corporation and an increase in the Company's investments in Ariake Transport Corporation, Sakura Transport Corporation, Tokyo Transport Corporation and Hitachi Hull No 4983 Ltd from 33.33% to 50.10%. These transactions were completed in July 2003 through a combination of sale, acquisition and exchange of interest transactions which were accounted for using the book values of assets exchanged.

     The company held 33.3% of the shares of Ichiban Transport Corporation and 50% of the shares of Golden Lagoon Corporation until July 2003 when these investments were sold. The statement of operations includes 33.3% of the earnings of Ichiban Transport Corporation and 50% of the earnings of Golden Lagoon Corporation until the date of sale.

     The Company held 50% of the shares of Golden Tide Corporation during the six months ended June 30, 2003. The statement of operations includes 50% share of the earnings of Golden Tide Corporation for the six months ended June 30, 2003. On June 30, 2003, the Company acquired the remaining 50% of the shares of Golden Tide Corporation for $9.5 million, being 2.4 million net of cash acquired, and has combined the assets, principally the vessel, and liabilities, principally the long-term debt, from that date. The Company has determined that it is the primary beneficiary of Golden Fountain Corporation under FIN 46 and has therefore consolidated the entity as of December 31, 2003.

     In December 2003, Frontline agreed with its partner, Overseas Shipholding, Group, Inc ("OSG"), to swap interests in six joint venture companies, which each own a VLCC. These agreements resulted in Frontline exchanging its interest in the vessels Dundee, Sakura I and Tanabe for OSG's interest in the vessels Edinburgh, Ariake and Hakata, thereby increasing its interest in these vessels to 100.0% each. The exchanges of interests were completed on February 24, 2004. In connection with the above transaction, the Company advanced $34,600,000 to the joint venture companies representing its share of the amounts required to repay the combined bank debt of those joint venture companies. Frontline received a net cash settlement of $2.3 million in the exchange transaction to reflect the difference in values of the assets exchanged. These transactions were recorded as a non-monetary exchange of productive assets. We recorded the increases of our investments at the book value of our investments given up in the exchanges. A gain on $0.2 million was recognized in connection with the exchange insofar as it related to the cash element of the transactions.

6.   Debt

   (in thousands of $)                                    June 30,   December 31,
                                                              2004           2003

   US Dollar denominated floating rate debt (LIBOR +     1,071,820        937,936
   1.25% to 1.50%) due through 2011
   Yen denominated floating rate debt (LIBOR + 1.25% to     13,383        157,210
   1.313%) due through 2011
   Fixed rate debt 0% due through 2005                       2,000          2,000
   8.5% Senior notes                                       560,000        580,000
   Serial notes (6.42% to 7.62%)                            99,370        120,620
   Term notes (7.84% to 8.52%)                             480,745        484,100
   -------------------------------------------------------------------------------
                                                         2,227,318      2,281,867
   Credit facilities                                         4,344            550
   -------------------------------------------------------------------------------
   Total debt                                            2,231,662      2,282,417
   Less: short-term and current portion of long-term     (184,605)      (191,131)
   debt
   ===============================================================================
                                                         2,047,057      2,091,286
   ===============================================================================


     The outstanding debt as of June 30, 2004 is repayable as follows:

     Year ending June 30,
     (in thousands of $)

     2005                                        184,605
     2006                                        144,885
     2007                                        129,524
     2008                                        129,654
     2009                                        111,124
     2010 and later                            1,531,769
     ----------------------------------------------------
     Total debt                                2,231,662
     ====================================================

     The weighted average interest rate for the floating rate debt denominated in US dollars was 3.98 per cent as of per cent). The weighted average interest rate for the floating rate debt denominated in Yen was 1.36 per cent as of June 30, 2004 (December 31, 2003 - 1.33 per cent). These rates take into consideration related interest rate swaps.

7.   Non-Cash Dividend and Minority Interest

     On June 16, 2004, the Company completed the partial spin off of its subsidiary Ship Finance International Limited ("Ship Finance") and distributed 25 per cent of Ship Finance's common shares to the Company's shareholders with each shareholder receiving one share in Ship Finance for every four shares held in the Company. In accordance with US GAAP, the value of the dividend received and the corresponding minority interest has been established as $141.3 million, representing 25 per cent of the book value of Ship Finance on the date of distribution.

8.   Subsequent Events

     On July 13, 2004, the Company announced that it had completed the private placement of 600,000 ordinary shares to institutional investors at a purchase price of NOK 246 per share. The total proceeds of $21.5 million have been being used to finance the acquisition of three 1989-90 built Suezmax tankers. These vessels were delivered during the third quarter of 2004.

     On August 19, 2004, the Company declared a dividend of $1.60 per share. This dividend was paid on September 13, 2004.

     On August 19, 2004, the Company announced that it would distribute a further 10 per cent of its shareholding in Ship Finance. Consequently, on September 24, 2004, the Company's shareholders of record as of September 10, 2004, received one share in Ship Finance for every ten shares they held in Frontline. Frontline's Board has announced that it intends to fully divest its remaining interest in Ship Finance by means of further stock dividends, private placements or other type of corporate transaction.

     On October 6, 2004 the Company announced that it had completed the issue and private placement of 300,000 ordinary shares to institutional investors at a purchase price of NOK 352 per share. The total proceeds of $15.7 million have been being used to assist in financing the purchase of a 1992 built Suezmax tanker that the Company acquired on October 5, 2004.

Selected Financial Data

The selected income statement and cash flow data of the Company with respect to the six months ended June 30, 2004 and 2003 and the selected balance sheet data of the Company with respect to the six months ended June 30, 2004 have been derived from the Company's interim financial statements included herein and should be read in conjunction with such statements and the notes thereto. The following table should also be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations for the interim period ended June 30, 2004.


                                                       Six Months Ended June 30,
                                                          2004          2003
(in thousands of $, except Ordinary Shares, per Ordinary Share data and ratios)

Income Statement Data
Total operating revenues(1)                                   806,581    677,410
Total operating expenses                                     348,660     352,445
Net operating income (loss)                                  457,696     321,187
Net income (loss)                                            383,620     334,746
Earnings per Ordinary Share
 - basic                                                        5.20        4.39
 - diluted                                                      5.20        4.38
Cash dividends per Ordinary Share                               9.50        1.15

Balance Sheet Data
Cash and cash equivalents                                    112,859
Newbuildings and vessel purchase options                       8,370
Vessels and equipment, net                                 2,286,717
Vessels under capital lease, net                             742,035
Investments in associated companies                           12,971
Total assets                                               4,125,920
Short-term debt and current portion of long-term debt        184,605
Current portion of obligations under capital lease            20,787
Long-term debt                                             2,047,057
Obligations under capital lease                              743,536
Share capital                                                184,813
Stockholders' equity                                         807,520
Ordinary Shares outstanding                               73,925,169
Weighted average number of Ordinary Shares outstanding    73,758,695  76,288,141

Cash Flow Data
Cash provided by operating activities                        439,784     444,097
Cash provided by (used in) investing activities              284,359    (51,136)
Cash provided by (used in) financing activities            (733,190)   (243,578)

Other Financial Data
Equity to assets ratio (percentage)(2)                         19.60%     42.10%
Debt to equity ratio(3)                                          3.71       1.24
Price earnings ratio(4)                                          6.64       3.24

(1) Previously we have reported net operating revenues in our income statement data. Effective December 31, 2003, we have reclassified voyage expenses and commission as a component of total operating expenses and now report total operating revenues and total operating expenses for all periods presented. The Company's vessels are operated under time charters, bareboat charters, voyage charters pool arrangements and COAs. Under a time charter, the charterer pays substantially all of the vessel voyage costs. Under a bareboat charter the charterer pays substantially all of the vessel voyage and operating costs. Under a voyage charter, the vessel owner pays such costs. Vessel voyage costs are primarily fuel and port charges. Accordingly, charter income from a voyage charter would be greater than that from an equally profitable time charter to take account of the owner's payment of vessel voyage costs. In order to compare vessels trading under different types of charters, it is standard industry practice to measure the revenue performance of a vessel in terms of average daily time charter equivalent earnings, or TCEs. For voyage charters, this is calculated by dividing net voyage revenues by the number of days on charter. Days spent off-hire are excluded from this calculation. Net voyage revenues, a non-GAAP measure, provides more meaningful information to us than voyage revenues, the most directly comparable GAAP measure. Net voyage revenues are also widely used by investors and analysts in the tanker shipping industry for comparing financial performance between companies and to industry averages. The following table reconciles our net voyage revenues to voyage revenues.

                                          Quarter ended June 30,       Six months ended June 30,
                                               2004            2003          2004          2003
        Voyage revenues                      257,127         294,867        612,104       596,625
        Voyage expenses and commission      (82,865)        (97,505)      (164,625)      (177,175)
                                          -------------------------------------------------------
        Net voyage revenues                 174,262         197,362        447,479        419,450
                                          ========================================================

(2) Equity to assets ratio is calculated as total stockholders' equity divided by total assets.

(3) Debt to equity ratio is calculated as total interest bearing current and long-term liabilities, including obligations under capital leases, divided by stockholders' equity.

(4) Price earnings ratio is calculated using the closing period end share price divided by basic Earnings per Share.

Management's Discussion and Analysis of Financial Condition and Results of Operations for the quarter and six months ended June 30, 2004

Results of Operations

Quarter and six months ended June 30, 2004 compared with the quarter and six months ended June 30, 2003

     Total operating revenues increased by 8% and 19% to $357.0 million and $806.6 million in the quarter and six months ended June 30, 2004 respectively compared with $330.2 million and $677.4 million in the quarter and six months ended June 30, 2003. This increase is due primarily to fleet changes outlined in our previous quarterly reports, our consolidation of the earnings of ITC and Golden Fountain Corporation effective December 31, 2003 noted above and a strong tanker market in the first half of 2004. Net voyage revenues decreased by 12% and increased by 7% to $174.3 million and $447.5 million in the quarter and six months ended June 30, 2004 respectively compared with $197.4 million and $419.5 million in the same periods in 2003. Voyage charter revenue represents 72% and 76% of our total operating revenues in the quarter and six months ended June 30, 2004 respectively compared with 89% and 88% in the same periods in 2003. Eight Suezmax OBOs went onto timecharters in late 2003 and are still operating under time charters. Previously, they operated in the spot market. The Company's voyage revenues are significantly affected by the prevailing spot market rates in which the vessels operate. Traditionally, spot market rates are highly volatile and are determined by market forces such as worldwide demand, changes in the production of crude oil, changes in seaborne and other transportation patterns including changes in the distances that cargoes are transported, environmental concerns and regulations and competition from other sources of energy. Average daily time charter equivalent earnings (TCEs) earned by the Company's VLCCs, Suezmax tankers, and Suezmax OBO carriers in the quarter ended June 30, 2004 were $58,500, $36,700 and $27,000 respectively compared with $46,000, $39,600 and $35,200, respectively in the second quarter of 2003. Average daily TCEs earned by the Company's VLCCs, Suezmax tankers, and Suezmax OBO carriers in the six months ended June 30, 2004 were $66,700, $48,200 and $26,600 respectively compared with $50,700, $40,200 and $38,700 respectively in the six months ended June 30, 2003.

Ship operating expenses, which include drydocking costs, increased 3% and 9% to $29.9 million and $60.6 million in the quarter and six months ended June 30, 2004 respectively from $28.9 million and $55.8 million in the quarter and six months ended June 30, 2003. This increase is due primarily to fleet changes outlined in our previous quarterly reports and our consolidation of the operating expenses of ITC and Golden Fountain Corporation effective December 31, 2003 noted above. Beginning April 2004, we delivered four VLCCs to Shell on bareboat charters. Placing vessels on bareboat charters reduces our total ship operating expenses as the charterer is responsible for paying these costs under a bareboat charter. Average daily operating costs, including drydockings, of the Company's VLCCs, Suezmax tankers and Suezmax OBO carriers were $6,700, $5,500 and $4,900 respectively compared with $6,400, $5,600 and $5,000 respectively in the quarter ended June 30, 2003. Average daily operating costs, including drydockings, of the Company's VLCCs, Suezmax tankers and Suezmax OBO carriers were $6,600, $5,400 and $5,300 respectively compared with $6,000, $5,400 and $5,200 respectively in the six months ended June 30, 2003.

Charterhire expenses decreased to $9.4 million and $21.3 million in the quarter and six months ended June 30, 2004 respectively from $19.3 million and $42.9 million in the comparable periods in 2003, principally due to the redelivery in December 2003 and January 2004 of four VLCCs that were on time charter to us from BP Shipping Ltd., the shipping arm of BP Plc - these charters commenced in July 2002.

Administrative expenses increased 108% and 100% to $5.2 million and $11.4 million in the quarter and six months ended June 30, 2004 respectively from $2.5 million and $5.7 million in the same periods in 2003. Administrative expenses are reported net of management fee income of $0.6 million and $1.7 million for the quarter and six months ended June 30, 2004 respectively and $1.1 million and $1.9 million for and the same periods in 2003. The increase in administrative expenses is primarily as a result of the Company recording non-cash charges of $1.7 million and $4.2 million in connection with employee stock options in the quarter and six months ended June 30, 2004 respectively compared with $0.5 million and $0.9 million in the comparable periods in 2003.

Depreciation increased 28% and 28% to $45.6 million and $90.8 million in the quarter and six months ended June 30, 2004 respectively from $35.6 million and $70.9 million in the same periods in 2003. This increase is due primarily to fleet changes noted in our previous quarterly reports, our consolidation of the depreciation charges recorded by ITC and Golden Fountain Corporation effective December 31, 2003 noted above and increased depreciation on the Company's single-hull vessels since October 1, 2003. We reduced our estimates of the useful lives of single-hull tankers effective October 1, 2003. As a result, our aggregate depreciation charge on those vessels has increased by approximately $1.3 million per quarter.

Net interest expense (being interest expense net of interest income) for the quarter and six months ended June 30, 2004 was $42.7 million and $88.6 million respectively, increases of 206% and 199% compared with $13.8 million and $29.6 million in the same periods in 2003. Interest income increased to $8.3m and $16.3 million in the quarter and six months ended June 30, 2004 respectively from $3.3 million and $6.0 million in the same periods in 2003, mainly as a result of the consolidation of Independent Tankers Corporation (ITC) with effect from December 31, 2003. ITC maintained average cash balances of $322.7 million and $331.1 million during the quarter and six months ended June 30, 2004 generating interest income of $6.1 million and $11.9 million over the periods. Interest expense increased to $51.1 million and $104.9 million in the quarter and six months ended June 30, 2004 from $17.1 million and $35.6 million in the same periods in 2003 with the increase primarily relating to the consolidation of ITC with effect from December 31, 2003. ITC had average outstanding interest bearing liabilities of $883.8 million and $888.0 million during the quarter and six months ended June 30, 2004 respectively and generated interest expense of $16.6 million and $33.6 million during those periods. Additionally interest costs of $12.3 million and $24.6 million were incurred in the quarter and six months ended June 30, 2004 respectively due to the issuance in December 2003 of $580 million 8.5% Senior Notes by Ship Finance International Limited, a subsidiary of the Company.

The Company's share in results of associated companies decreased to $1.5 million and $4.3 million in the quarter and six months ended June 30, 2004 respectively from $13.3 million and $30.5 million in the quarter and six months ended June 30, 2003. This decrease is principally due to the Company terminating its joint ventures which owned six VLCCs jointly with OSG in the first quarter of 2004. Another joint venture which owns a VLCC, which the Company accounted for using the equity method in 2003 is now consolidated with effect from December 31, 2003. As a result, the Company only accounted for two investees using the equity method throughout the quarter and six months ended June 30, 2004.

The Company incurred foreign currency exchange gains of $6.2 million and $2.1 million in the quarter and six months ended June 30, 2004 respectively compared with losses of $0.9 million and gains of $0.1 million in the same periods in 2003. The gains recorded in the quarter and six months ended June 30, 2004 were principally due to the effect of a weakening of the Japanese Yen on Yen denominated forward currency contracts and debt which are held by the Company. During the quarter ended June 30, 2004 the Company repaid Yen denominated debt of Yen 5.5 billion and at June 30, 2004, the Company had Yen denominated debt of Yen 1.5 billion.

Other financial items increased from income of $14.3 million and $12.5 million in the quarter and six months ended June 30, 2003 respectively to income of $25.3 million and $12.6 million in the quarter and six months ended June 30, 2004. In all periods, other financial items consists primarily of market value adjustments on derivative instruments including interest rate swaps and freight future agreements. These mark to market adjustments represent income of $12.5 million and $10.1 million included in the total of other financial items in the quarter and six months ended June 30, 2003 respectively and income of $26.8 million and $14.0 million included the total in the quarter and six months ended June 30, 2004.

Liquidity and Capital Resources

In January and February 2004 our subsidiary Ship Finance refinanced substantially all of its secured bank debt with a new $1,058.0 million syndicated senior secured credit facility. This facility bears interest at Libor plus 1.25% and is repayable between 2004 and 2010 with a final bullet of $499.7 million payable on maturity. As at June 30, 2004 the outstanding amount on this facility is $994.3 million. In common with other secured loans, this facility contains a minimum value covenant which requires that the aggregate value of Ship Finance's vessels exceed 140% of the outstanding amount of the facility.

Ship Finance also has $560.0 million of outstanding 8.5% Senior Notes due 2013.

Frontline Ltd. does not guarantee any of Ship Finance's debt facilities.

In the six months ended June 30, 2004 net maturity of restricted cash of $299.9 million includes the release of $565.5 million held in escrow at December 31, 2003 in connection with Ship Finance issuance of $580.0 million of 8.5% Senior Notes and placement of a $250.0 million restricted deposit which may only be used under certain circumstances to make hire payments to Ship Finance.

In the quarter ended June 30, 2004 we drew $49.5 million under a short-term loan facility from a related party and used the proceeds to repay Yen denominated debt of Yen 5.5 billion (equivalent to $49.4 million). Subsequent to June 30, 2004 we drew a new secured long-term loan of $50.0 million and repaid the short-term facility.

Covenants contained in our secured loan agreements may restrict our ability to obtain new secured facilities in future. We were in compliance with all loan covenants at December 31, 2003 and June 30, 2004.

In connection with its new $1,058.0 million syndicated senior secured credit facility, Ship Finance entered into new 5-year interest rate swaps with a combined principal amount of $500.0 million in the first quarter of 2004. These swaps are at rates between 3.3% and 3.5%.

During the six months ended June 30, 2004 we declared total cash dividends of $9.50 per share which amounted to $701.6 million. We paid a total of $661.6 million prior to June 30, 2004 and $40.0 million subsequent to June 30, 2004. Cash dividends declared reflect strong earnings in the six months ending June 30, 2004, liquidity generated by the Ship Finance transaction and the positive short to medium term outlook for the business.

There have been no other significant changes to our liquidity and capital resources since we issued our annual report on Form 20-F for the year ended December 31, 2003 which includes a full discussion of these items.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                                    Frontline Ltd.
                                      ---------------------------------------
                                                     (Registrant)


Date   October 6, 2004            By /s/ Kate Blankenship
      ----------------            ---------------------------------------
                                         Kate Blankenship
                                  Secretary and Chief Accounting Officer

02089.0009 #516317